UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 07, 2017

MATERIAL INFORMATION

Avianca Holdings S.A. (the “Company “or “AVH”), with regards to the information published in different media, informs that:

1)	In relation to the negotiation of a proposed strategic-commercial alliance with United Airlines

As previously announced by the Company through the publication of material information on the January 31st, 2017, AVH and the airlines integrated thereunder intend to pursue negotiations of a potential strategic-commercial alliance with United Airlines. Both companies are currently negotiating the details as well as terms and conditions of the term sheet which, if agreed upon, would be the basis for the future negotiation of said alliance.

As previously communicated by AVH and unanimously approved by its Board of Directors, it is in AVH’s (and the airlines integrated thereunder) best interest to enter into a long-term strategic commercial alliance with a world-class international airline. The purpose of such a long term strategic commercial alliance includes the generation of operational synergies, optimization of the corporate structure and creation of new routes that all create value for the passengers, AVH and all its shareholders.

The negotiation of proposed terms and conditions with United Airlines is currently at an early stage. If both parties reach agreement on the said document, the companies will negotiate the definitive terms and conditions of their future strategic-commercial alliance, which shall be subject to the consideration and approval of their respective corporate bodies and of the competent authorities.

Further, AVH informs that it would publish the terms of the proposed strategic-commercial alliance currently being negotiated with United Airlines only if and when both parties are able to reach a definitive, binding agreement on the terms and conditions of any such alliance. In such discussions, a capitalization of AVH from United Airlines was not contemplated.

In addition, AVH advises that it has not negotiated any type of credit to be received from United Airlines, and the terms and conditions of the strategic-commercial alliance currently being negotiated between the Company and United Airlines do not include any loan by United Airlines to the Company’s majority shareholder. AVH has no information regarding any transactions or agreements that its shareholders may have with third parties.

2)	Proposed capital contribution by Synergy Aerospace Corp. (“Synergy”) and other shareholders

In compliance with applicable law, the Company published as material information on January 31, 2017, that AVH was informed by Synergy, in its capacity as controlling shareholder, that Synergy intends to make a capital contribution to AVH of up to US$200,000,000 and that Synergy’s intent is that AVH would afford all its shareholders, including preferred shareholders, the opportunity to participate in such capitalization on a pro-rata basis. This proposed capitalization would be subject to all necessary corporate, regulatory and other approvals.

3)	Regarding the acquisitions of Avian Líneas Aéreas S.A. (formerly known as MacAir Jet S.A.) by Synergy and the potential investment in Aeromar or Aerolitoral

Neither AVH nor any of its subsidiaries has an ownership in the airlines Avian Lineas Aereas S.A. (“Avian”), Aeromar or Aerolitoral and, to this date, no decision has been taken in the Company that relates it as a shareholder to them.

On October 18, 2016, Avianca S.A. subscribed a Brand License Agreement with Avian, which allows Avian to make use of the Avianca Brand within Argentinian Territory.

4)	Short to medium term expansion and integration strategies

The Company continues to develop an expansion strategy to new destinations through its alliances with Star Alliance and other airlines with which it has code share agreements. In line with material information published on January 31, 2017, the Company is analyzing opportunities for a possible integration with OceanAir, which shall require a full due diligence process, whose result will be reviewed by their respective corporate bodies and the competent authorities.

Finally, we wish to express that the Company counts with an Investor Relations Office though which the Company permanently addresses its investor’s inquiries. It is also worthwhile mentioning that on March 01, 2017 the Company held 4Q and FY 2016 Earnings Results Conference in which further developments regarding the material information published on January 31, 2017, were disclosed.

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel